UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

SCHMID Group N.V.

(Name of the Issuer)

Class A Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

N68722102

(CUSIP Number)

Anette Schmid

SCHMID Group N.V.

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Anette Schmid
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting power 8,894,000[12]
	8.	Shared Voting Power 14,937,000[3]
	9.	Sole Dispositive Power 8,894,000[12]
	10.	Shared Dispositive Power 14,937,000[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,868,800[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 25.2%[4]
14.	Type of reporting person IN

1 Represents 6,894,000 Class A ordinary shares of SCHMID Group N.V. and 2,000,000 warrants, which are exercisable for one Class A ordinary on May 30, 2024. Each Class A ordinary share is entitled to 1 vote per share.

2 The aggregate number of warrants owned by the Reporting Person as set forth above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

3 Anette Schmid and Christian Schmid are the sole heirs of the Community of Heirs of Dieter C. Schmid ("Erbengemeinschaft nach Dieter C. Schmid") under German law, which holds 14,937,000 Class A ordinary shares of SCHMID Group N.V.. These shares are held by the estate, of which 40% is left to Anette Schmid (amounting to 5,974,800 shares) and 60% is left to Christian Schmid (amounting to 8,962,200 shares). The shares are expected to stay as they are, held in the estate to the benefit of both, for the foreseeable future.

4 Based on the aggregate of 37,974,862 Class A ordinary shares of the issuer and 21,000,000 total outstanding warrants, outstanding as of April 30, 2024, and assuming conversion of all outstanding warrants to Class A ordinary shares (in case all warrants are converted on a 1:1 basis into shares and not on a "cashless" basis). Further 5,000,000 shares were issued by the Issuer, which have not been counted in the aggregate share count. Of the 5,000,000 shares 2,500,000 were issued by the Issuer to Anette Schmid and Christian Schmid respectively on April 30, 2024, however these shares are subject to an Earn-Out Agreement and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons.

1.	Name of Reporting Person Christian Schmid
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [Not Applicable]
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting power 8,894,000[12]
	8.	Shared Voting Power 14,937,000[3]
	9.	Sole Dispositive Power 8,894,000[12]
	10.	Shared Dispositive Power 14,937,000[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,856,200[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row(11) 30.3%[4]
14.	Type of reporting person IN

1 Represents 6,894,000 Class A ordinary shares of SCHMID Group N.V. and 2,000,000 warrants, which are exercisable for one Class A ordinary on May 30, 2024. Each Class A ordinary share is entitled to 1 vote per share.

2 The aggregate number of warrants owned by the Reporting Person as set forth above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

3 Anette Schmid and Christian Schmid are the sole heirs of the Community of Heirs of Dieter C. Schmid ("Erbengemeinschaft nach Dieter C. Schmid") under German law, which holds 14,937,000 Class A ordinary shares of SCHMID Group N.V.. These shares are held by the estate, of which 40% is left to Anette Schmid (amounting to 5,974,800 shares) and 60% is left to Christian Schmid (amounting to 8,962,200 shares). The shares are expected to stay as they are, held in the estate to the benefit of both, for the foreseeable future.

4 Based on the aggregate of 37,974,862 Class A ordinary shares of the issuer and 21,000,000 total outstanding warrants, outstanding as of April 30, 2024, and assuming conversion of all outstanding warrants to Class A ordinary shares (in case all warrants are converted on a 1:1 basis into shares and not on a "cashless" basis). Further 5,000,000 shares were issued by the Issuer, which have not been counted in the aggregate share count. Of the 5,000,000 shares 2,500,000 were issued by the Issuer to Anette Schmid and Christian Schmid respectively on April 30, 2024, however these shares are subject to an Earn-Out Agreement and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons.

Explanatory Note

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, nominal value €0.01 per share (the “Class A Shares”), of SCHMID Group N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Issuer”). The address of the principal executive offices of the Issuer is Robert-Bosch-Str. 32-36, 72250, Freudenstadt, Germany.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed jointly by:

a.	Anette Schmid, and

b.	Christian Schmid (together the "Reporting Persons").

(b)	The principal business address of the Reporting Persons is Robert-Bosch-Str. 32-36, 72250, Freudenstadt, Germany.

(c)	Anette Schmid is a member of the SCHMID Group N.V. board of directors and is an employee of a subsidiary of the Issuer. Christian Schmid is the Chief Executive Officer of SCHMID Group N.V. and a member of the board of directors.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Considerations

32,725,000 of the Class A Shares reported herein as being beneficially owned by the Reporting Persons were issued to Anette Schmid, Christian Schmid, and the Community of Heirs in connection with the exchange of interests in Gebr. Schmid GmbH, a German limited liability company, into shares of the Issuer (the “Exchange”) upon the completion of the business combination (the “Business Combination”) on April 30, 2024 (the “Closing Date”) as contemplated by that certain Business Combination Agreement, dated May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (“Pegasus”), Gebr. Schmid GmbH, the Issuer, and Pegasus MergerSub Corp., a Cayman Islands limited liability company (as amended, the “Business Combination Agreement”). Of these 32,725,000 Class A Shares shown above, 4,000,000 are warrants (convertible on a 1:1 basis into shares) transferred to Anette Schmid and Christian Schmid by Pegasus Digital Mobility Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), as additional compensation in the transaction.

As described above, 5,000,000 additional shares were created and issued to the Reporting Persons on the Closing Date. These are subject to restrictions in an Earn-Out Agreement, and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons.

Thus, following the Closing Date, the Reporting Persons beneficially own 32,725,000 shares of the Class A Shares.

The foregoing description of the Business Combination Agreement, as amended, and the Earn-Out Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, the Second Amendment to the Business Combination Agreement, and the Earn-Out Agreement.

Copies of the of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, the Second Amendment to the Business Combination Agreement, and the Earn-Out Agreement are filed as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4 respectively to this Schedule 13D and are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

The information regarding the Exchange and the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Class A Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Exchange and the Business Combination as described in Item 3 above.

Anette Schmid serves on the Issuer's board of directors as does Christian Schmid, who also serves as the Chief Executive Officer of the Issuer. Accordingly, the Reporting Persons have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

As a result of the Business Combination described above, the Reporting Persons hold a majority stake in the Issuer. The Reporting Persons were also the sole beneficial shareholders of Gebr. Schmid GmbH (which is now a 100% subsidiary of SCHMID Group N.V.), and plan to continue to hold their securities and retain control of the Issuer for the purpose of managing it.

As part of the Business Combination described above, a series of investors bought Pegasus shares which were exchanged for Issuer shares 1:1. Some investors invested capital in accordance with investment agreements, under which the investment consideration for shares was delivered at or before Closing of the Business Combination, but the Issuer shares were agreed to be issued after Closing. To satisfy these agreements and potentially increase the number of issued shares even beyond the necessary number under these agreements, the Reporting Persons plan to increase the capital of the Issuer. The number of Class A Shares to be issued to the existing investors under the investment agreements is 122,565 new shares.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and the market and reserve the right to develop and/or amend any such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)	Anette Schmid has beneficial ownership of 14,868,800 Class A Shares. The percentage of beneficial ownership is approximately 25.2% of the outstanding Class A Shares.

Christian Schmid has beneficial ownership of 17,856,200 Class A Shares. The percentage of beneficial ownership is approximately 30.3% of the outstanding Class A Shares.

The percentage of the Ordinary Shares is based on of 37,974,862 Class A ordinary shares of the Issuer and 21,000,000 total outstanding warrants, outstanding as of April 30, 2024, and assuming conversion of all outstanding warrants on a 1:1 basis to Class A ordinary shares. Each warrant may be exercised for one Class A Share and each Class A Share is entitled to 1 vote. Further 5,000,000 shares were issued by the Issuer, which have not been counted in the aggregate share count. Of the 5,000,000 shares 2,500,000 were issued by the Issuer to Anette Schmid and Christian Schmid respectively on April 30, 2024, however these shares are subject to restrictions in the Earn-Out Agreement and as such the voting and dispositive power for such shares is not yet vested in the Reporting Persons.

(b)	Anette Schmid has the sole power to vote, dispose or direct the disposition of 8,894,000 Class A Shares and shared power to vote, dispose or direct the disposition of 14,937,000 Class A Shares as jointly held via her 40% portion of the Community of Heirs of Dieter C. Schmid (amounting to 5,974,800 shares).

Christian Schmid has the sole power to vote, dispose or direct the disposition of 8,894,000 Class A Shares and shared power to vote, dispose or direct the disposition of 14,937,000 Class A Shares as jointly held via his 60% portion of the Community of Heirs of Dieter C. Schmid (amounting to 8,962,200 shares).

(c)	Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Class A Shares during the sixty days prior to the date of filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement and Amendments thereto: Pegasus, Gebr. Schmid GmbH, Pegasus TopCo B.V. and Pegasus MergerSub Corp.entered into a Business Combination Agreement, which was twice amended (the "Business Combination Agreement"). Under this agreement, among other things, the shareholders of Gebr. Schmid GmbH were to contribute all of their shares in Gebr. Schmid GmbH to TopCo for a majority stake in TopCo, and shareholders of Pegasus (a publicly traded company listed on the NYSE) were also to receive shares in TopCo for the transfer to Schmid shareholders of TopCo. In addition to other provisions the agreement stipulated successful application by TopCo to be listed on the NASDAQ as a condition to closing.

Earn-out Agreement: Pegasus, Pegasus TopCo B.V. and the Reporting Persons entered into an earn-out agreement pursuant to which (i)  2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 15.00 and (ii) 2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 18.00 (the "Earn-out Agreement"). The Earn-out Agreement expires after three (3) years from the date of the completion of the business combination.

Registration Rights Agreement: The Reporting Persons are party to that certain Registration Rights Agreement with the Issuer, Pegasus, and Sponsor (the ‘‘Registration Rights Agreement’’), providing for, among other things, customary registration rights. The Issuer has agreed to file a shelf registration statement to register the shares of the Issuer covered by the Registration Rights Agreement no later than thirty days following consummation of the Business Combination.

Private Warrants Transfer Agreement: Concurrently with the execution of the Second Amendment to the Business Combination Agreement, Sponsor and the Reporting Persons entered into an agreement pursuant to which the Sponsor committed to transfer 2,000,000 private warrants of Pegasus to Anette Schmid (1,000,000 private warrants) and Christian Schmid (1,000,000 private warrants) subject to the closing of the Business Combination (the "Private Warrants Transfer Agreement").

Warranty Agreement: Pegasus, Pegasus TopCo B.V., Validus/StratCap, LLC and Gebr. Schmid GmbH entered into an agreement in which StratCap guaranteeing the total indebtedness of Pegasus and TopCo remaining at the closing of the Business Combination would not exceed USD 7.4 million, of which USD 2.75 million are deferred by nine months from the closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). In addition, StratCap agreed to provide a loan of USD 2.35 million to TopCo within 30 days after closing of the Business Combination repayable within 12 months after closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). Further, the parties to the warranty agreement agreed that the Sponsor shall transfer a further 2,000,000 warrants to Christian Schmid and Anette Schmid when a loan agreement for more than EUR 10 million is concluded or when the USD 2.75 million of deferred costs are paid by the Issuer, whichever comes first (the "Warranty Agreement").

Shareholders Undertaking and Amendment thereto: As part of this agreement the Reporting Persons undertook and agreed to fully support and implement the Transactions relating to the Business Combination, omit any actions which could be of detriment to the implementation of the Transactions, vote against any resolution that would reasonably be expected to impede or adversely affect the Transactions, and contribute Gebr. Schmid GmbH Shares to TopCo in exchange for TopCo Shares. The Shareholders' Undertaking Agreement was then modified, and an Amendment agreed concurrently with the execution of the Second Amendment to the Business Combination Agreement to reflect the changes agreed in the Business Combination Agreement (the " Shareholders' Undertaking" and the "First Amendment to the Schmid Shareholders' Undertaking").

Private Warrants Undertaking Agreement: Sponsor, Pegasus, Gebr. Schmid GmbH, the Reporting Persons and certain individuals party thereto (comprising the officers and directors of Pegasus) entered into an agreement, pursuant to which, among other things, the parties agreed to (i) only exercise their private warrants on a "cashless basis" in accordance with the terms of the private warrants, (ii) in case the reference price of the TopCo shares subsequently to the business combination closing reach USD 18.00 to, on a "cashless basis" exercise their warrants in accordance with terms of the private warrants unless such warrants have been previously redeemed or exercised (the "Private Warrants Undertaking Agreement").

Lock-Up Agreement: The Reporting Persons entered into a Lock-Up Agreement, pursuant to which they will not to, without the prior written consent of the board of directors of Issuer, effect any transaction or enter into any arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any Class A Shares them immediately after the Closing, nor to publicly announce any intention to effect or enter the same, during the period beginning on the Closing and ending on the date that is one year after the Closing (the "Lock-Up Agreement").

These summaries are qualified by the actual terms of the agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1.	Business Combination Agreement, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.), and Pegasus MergerSub Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
2.	First Amendment to Business Combination Agreement, dated as of September 26, 2023 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

3.	Second Amendment to Business Combination Agreement, dated as of January 29, 2024 (incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
4.	Earn-out Agreement by and among TopCo, Pegasus and Anette Schmid and Christian Schmid dated January 29, 2024 (incorporated by reference to Exhibit 10.11 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
5.	Registration Rights Agreement by and among SCHMID Group N.V., Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of April 30, 2024.
6.	Private Warrants Transfer Agreement by and among Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of January 29, 2024 (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
7.	Warranty Agreement dated April 29, 2024 by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCO B.V., Pegasus MergerSub Corp. and Validus/StratCap LLC.
8.	Shareholders’ Undertaking, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Anette Schmid, and Christian Schmid (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
9.	First Amendment to the Shareholders’ Undertaking dated January 29, 2024 (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
10.	Private Warrants Undertaking Agreement dated as of January 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Gebr. Schmid GmbH, Anette Schmid, and Christian Schmid among others (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
11.	Company Lock Up Agreement, dated May 31, 2023, by and among Pegasus TopCo B.V., Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, and Christian and Anette Schmid (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).
12.	Joint Filing Agreement regarding filing of Schedule 13D, dated May [7], 2024, by and among Anette Schmid and Christian Schmid.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2024	Anette Schmid

	By:	/s/ Anette Schmid
	Name:	Anette Schmid
	Title:	Director

Christian Schmid

By:	/s/ Christian Schmid
Name:	Christian Schmid
Title:	Chief Executive Officer & Director